Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-155929) and related Prospectus of Webster Financial Corporation for the registration of debt securities, common stock, preferred stock, depository shares, purchase contracts, units, and warrants exercisable for debt securities, common stock, or preferred stock and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements of Webster Financial Corporation, and the effectiveness of internal control over financial reporting of Webster Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

December 19, 2011